SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)
Lafarge North America Inc.
(Name of Subject Company)
Lafarge North America Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $1.00
(Title of Class of Securities)
505862
(CUSIP Number of Class of Securities)
Eric C. Olsen
Executive Vice President and Chief Financial Officer
Lafarge North America Inc.
12950 Worldgate Drive, Suite 500
Herndon, Virginia 20170
(703) 480-3600
(Name, Address and Telephone Number of Persons Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
Copy To:

Robert E. Spatt, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	Peter A. Lodwick, Esq. Thompson & Knight L.L.P. 1700 Pacific Avenue, Suite 3300 Dallas, Texas 75201 (214) 969-1700
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement initially filed on March 6, 2006, as amended by Amendment No. 1 filed on March 10, 2006 and Amendment No. 2 filed on March 24, 2006 (as amended, including by this Amendment No. 3, the “Statement”), with the Securities and Exchange Commission (the “SEC”) by Lafarge North America Inc., a Maryland corporation (the “Company”), relating to the tender offer by Efalar Inc., a Delaware corporation (“Efalar”) and wholly-owned subsidiary of Lafarge S.A., a société anonyme organized under the laws of France (“Lafarge S.A.”), to purchase all outstanding shares of common stock of the Company (the “Offer”) not owned by Lafarge S.A. and its subsidiaries. Simultaneously with the Offer, Lafarge S.A., through another wholly-owned subsidiary, is offering to purchase all outstanding exchangeable preference shares of Lafarge Canada Inc. The Offer is disclosed in a Tender Offer Statement on Schedule TO (as amended from time to time, the “Schedule TO”) initially filed by Lafarge S.A. with the SEC on February 21, 2006.
ITEM 4. The Solicitation or Recommendation.
     Background of the Offer
     The information contained in Item 4 of the Statement under the caption “Background of the Offer” is hereby amended and supplemented as follows:
     On March 24, 2006, the Company delivered to its stockholders Amendment No. 2 to the Statement and issued a press release in which the Special Committee unanimously recommended, on behalf of the Company, that stockholders reject the Offer because of the reasons set forth therein.
     On April 4, 2006, Lafarge S.A. amended its Offer by increasing the Offer price to $82 per share and extended the expiration date of the Offer to 12:00 midnight, New York City time, on Friday, April 28, 2006, unless it is extended further. On that day, the Company issued a press release stating that the Special Committee would review and consider the amended Offer and urged stockholders to defer making any determination with respect to the amended Offer until they have been advised of the Special Committee’s position with respect thereto.
ITEM 8. Additional Information.
     The information contained in Item 8 of the Statement under the caption “Litigation” is hereby amended and supplemented as follows:
     On March 28, 2006, plaintiffs Rice, Kahn, City of Philadelphia Board of Pensions & Retirement, Local 66 Trust Funds and Kenneth Amron filed a consolidated class action complaint. In this action, in addition to prior allegations, plaintiffs claim that defendants omitted material information in breach of their fiduciary duties and seek to cause defendants Lafarge S.A. and Efalar to issue a supplemental Offer to Purchase and the Company and other individually named defendants to issue a supplemental Schedule 14D-9/A.
     On March 29, 2006, plaintiffs moved for a temporary restraining order and/or preliminary injunction seeking to enjoin the existing tender offer. On March 31, 2006, the Court in Montgomery County denied plaintiffs’ motion for a temporary restraining order and declined to hear the motion for a preliminary injunction. On March 31, 2006, the Court in Montgomery County consolidated all of the Maryland actions with the exception of the action brought by the Schwartz plaintiffs.

Certain Forward-Looking Statements
     This Statement may contain or incorporate by reference certain “forward-looking statements.” All statements other than statements of historical fact included or incorporated by reference in this Statement are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions (“Factors”), which are difficult to predict. Some of the Factors that could cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: the cyclical nature of the Company’s business; national and regional economic conditions in the U.S. and Canada; Canadian currency fluctuations; seasonality of the Company’s operations; levels of construction spending in major markets; supply/demand structure of the industry; competition from new or existing competitors; unfavorable weather conditions during peak construction periods; changes in and implementation of environmental and other governmental regulations; our ability to successfully identify, complete and efficiently integrate acquisitions; our ability to successfully penetrate new markets; and other Factors disclosed in the Company’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC. In general, the Company is subject to the risks and uncertainties of the construction industry and of doing business in the U.S. and Canada. The forward-looking statements are made as of this date and the Company undertakes no obligation to update them, whether as a result of new information, future events or otherwise.
     The information contained in all of the exhibits referred to in Item 9 below is incorporated by reference herein.
ITEM 9. Exhibits.
     The information contained in Item 9 of the Statement and the Exhibit Index is hereby amended and supplemented as follows:
(a)(28)	Consolidated Class Action Complaint titled Rice, et al. v. Lafarge North America Inc., et al. filed on March 28, 2006 in the Circuit Court for Montgomery County, Maryland.*

(a)(29)	Press Release dated April 4, 2006 titled Special Committee of Lafarge North America to Review Amended Lafarge S.A. Tender Offer.*
________________
* Filed herewith

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LAFARGE NORTH AMERICA INC.
By:	/s/ Eric C. Olsen
	Name:	Eric C. Olsen
	Title:	Executive Vice President and Chief Financial Officer

Dated: April 5, 2006

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